Exhibit 99.1

UNITED UTILITIES PLC

ANNUAL GENERAL MEETING – POLL RESULT

At the annual general meeting held on, 30 July 2004, at the Bridgewater Hall, Manchester, the following resolutions were duly passed and the result of the poll is shown below:

No.	Votes For	%	Votes Against	%	Votes Abstaining	%

1	284,369,438	99.26	236,850	0.08	1,870,413	0.66
2	286,435,851	99.98	22,593	0.01	18,258	0.01
3	285,736,191	99.74	531,939	0.19	208,571	0.07
4	281,227,523	98.17	967,060	0.34	4,282,119	1.49
5	281,412,781	98.23	2,290,354	0.80	2,773,567	0.97
6	285,766,291	99.75	505,212	0.18	205,200	0.07
7	280,010,897	97.74	1,952,509	0.68	4,513,297	1.58
8	279,554,950	97.59	3,013,195	1.05	3,908,560	1.36
9	266,390,772	92.99	19,916,302	6.95	169,630	0.06
10	282,916,543	98.76	2,496,809	0.87	1,063,353	0.37
11	280,089,495	97.77	5,174,564	1.81	1,212,646	0.42
12	285,819,062	99.77	472,026	0.16	185,618	0.07
13	285,415,838	99.63	629,597	0.22	431,271	0.15
14	271,220,702	94.68	6,619,072	2.31	8,636,933	3.01

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.